Credit Suisse Securities (USA) LLC

650 California Street, 33rd Floor

San Francisco, CA 94108

April 16, 2012

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:                    Mark P. Shuman, Legal Branch Chief

Edwin Kim, Attorney-Advisor

Ryan Rohn, Staff Accountant

Stephen Krikorian, Accounting Branch Chief

Re:                             Proofpoint, Inc. Form S-1 Registration Statement originally filed December 14, 2011, as amended (Registration No. 333-178479)

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), we, as representatives of the several Underwriters, hereby join in the request of Proofpoint, Inc. (the “Company”) for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 4:01 P.M. Eastern Time on April 18, 2012, or as soon thereafter as practicable. We are also requesting that the Registration Statement on Form 8-A (File No. 001-35506) be declared effective simultaneously. We, the undersigned, as representatives of the several Underwriters, confirm that they are aware of their obligations under the Securities Act.

We wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated April 9, 2012:

(i)	Dates of Distribution: April 9, 2012 through the date hereof
(ii)	Number of prospective underwriters to whom the preliminary prospectus was furnished: 5
(iii)	Number of prospectuses furnished to investors: approximately 2,885
(iv)	Number of prospectuses distributed to others, including the Company, the Company’s counsel, independent accountants, and underwriters’ counsel: approximately 380

We, the undersigned, as representatives of the several Underwriters, have and will, and we have been informed by the participating underwriters that they have and will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

[Signature page follows]

Very truly yours,

CREDIT SUISSE SECURITIES (USA) LLC
DEUTSCHE BANK SECURITIES INC.
PACIFIC CREST SECURITIES LLC
RBC CAPITAL MARKETS CORPORATION
FIRST ANALYSIS SECURITIES CORPORATION

As representatives of the several Underwriters

By:	CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ Andrew Leonard
	Name:	Andrew Leonard
	Title:	Director

[Signature Page to Underwriters’ Acceleration Request]